FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of May 23, 2010 (this “Amendment”), is by and among Fertitta Group, Inc., a Delaware corporation (“Parent”), Fertitta Merger Co., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Tilman J. Fertitta (“Fertitta”), solely for purposes of Sections 7.10, 7.11 and 9.03(b) and Article X of the Merger Agreement (as defined below), and Landry’s Restaurants, Inc., a Delaware corporation (the “Company”). All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, the parties have entered into that certain Agreement and Plan of Merger, dated as of November 3, 2009 (the “Merger Agreement”);

WHEREAS, as of November 30, 2009, the Debt Financing has been consummated;

WHEREAS, the parties have agreed that the Merger Agreement shall be amended to increase the Merger Consideration to $24.00 per Share in cash, as well as to incorporate certain other amendments, and Fertitta has delivered to the Special Committee an amended Equity Commitment Letter, which, based upon a revised Merger Consideration of $24.00 per Share in cash, would, together with the cash on hand of Parent, Merger Sub and the Company, including the proceeds from the Debt Financing, provide sufficient funds for the consummation of the Transactions;

WHEREAS, the Special Committee has received the opinion of Moelis & Company, LLC, dated the date, or shortly prior to the date, of this Amendment, to the effect that, as of the date of such opinion, the revised Merger Consideration of $24.00 per Share in cash to be received by the holders of the Shares is fair, from a financial point of view, to the stockholders of the Company (other than Parent, Merger Sub, Fertitta and their respective Affiliates);

WHEREAS, the Boards of Directors of Parent and Merger Sub and the Special Committee (with authority delegated by the Board) and the Board have each determined that it is in the best interests of their respective stockholders to consummate the Merger, upon the terms and subject to the conditions of the Merger Agreement, as amended by this Amendment, of Merger Sub with and into the Company in accordance with the DGCL, and such Boards of Directors, the Special Committee and the Board have approved the Merger Agreement, as amended by this Amendment, and the Special Committee and the Board have declared its fairness and advisability and have recommended that the Merger Agreement, as amended by this Amendment, be adopted by the Company’s stockholders;

WHEREAS, the parties to the action entitled Louisiana Mun. Police Employees’ Ret. Sys. v. Fertitta, et al., C.A. No. 4339-VCL (Del. Ch.) (the “Delaware Litigation”) have reached agreement to a partial settlement in accordance with the terms set forth in a Memorandum of Understanding for Partial Settlement, including those terms embodied in this Amendment; and

WHEREAS, accordingly, the parties desire to amend the Merger Agreement in the manner more particularly described below.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

Section 1.01. Amendment to WHEREAS clause. The dollar amount “$14.75” set forth in the second WHEREAS clause in the Merger Agreement is hereby amended to be “$24.00”.

Section 1.02. Amendment to Material Adverse Effect definition. The definition of “Material Adverse Effect” in Section 1.01 of the Merger Agreement is hereby amended by deleting the word “or” at the end of clause (H), deleting the period and replacing it with “;” at the end of clause (I) and inserting, immediately following clause (I), the following:

(J) any shareholder or derivative litigation arising from allegations of a breach of fiduciary duty relating to this Agreement or the Transactions; (K) any increase in the cost or availability of financing to Parent or Merger Sub; or (L) any facts Known to Parent, Merger Sub or the Company on the date of the Amendment.

Section 1.03 Amendment to Section 3.01(a). The dollar amount “$14.75” set forth in Section 3.01(a) of the Merger Agreement is hereby amended to be “$24.00”.

Section 1.04 Amendment to Section 4.04(d). Section 4.04(d) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(d) The Special Committee has received the opinion of Moelis & Company LLC, dated the date, or shortly prior to the date, of the Amendment, to the effect that, as of the date of such opinion, the consideration to be received by the holders of the Shares is fair, from a financial point of view, to the stockholders of the Company (other than Parent, Merger Sub, Fertitta and their respective Affiliates), a copy of which opinion has been delivered to Parent.

Section 1.05 Amendment to Section 4.08. The first sentence of Section 4.08 of the Merger Agreement is hereby amended by deleting such sentence in its entirety and replacing it with the following:

Except as set forth in Section 4.08 of the Company Disclosure Letter, there is no Action pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that would, if adversely determined against the Company or any of its Subsidiaries, reasonably be expected to have a Material Adverse Effect.

Section 1.06 Amendment to Section 5.05. Section 5.05 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

SECTION 5.05 Absence of Litigation. Except as would not reasonably be expected to have a Parent Material Adverse Effect or as set forth in Section 5.05 of the Parent Disclosure Letter, (a) there is no Action pending or, to Parent’s Knowledge, threatened, against Parent or Merger Sub or any property or asset of Parent or Merger Sub and (b) neither Parent, Merger Sub nor any of their properties or assets is subject to any Order.

Section 1.07 Amendment to Section 5.07(a). The first sentence of Section 5.07(a) of the Merger Agreement is hereby amended by deleting such sentence in its entirety and replacing it with the following:

Section 5.07(a) of the Parent Disclosure Letter sets forth a true, accurate and complete copy of an executed equity commitment letter, dated as of the date of this Agreement and as amended as of the date of the Amendment (as amended, the “Equity Commitment Letter”), by and between Fertitta and Parent (and under which the Company is a named third party beneficiary), pursuant to which Fertitta has committed to contribute to Parent, immediately prior to the Effective Time, that number of Shares (which Shares will be cancelled in the Merger as provided in Section 3.01(b)) and cash set forth in such letter in exchange for Equity Interests in Parent immediately prior to the Effective Time (the “Equity Financing”).

Section 1.08 Amendment to Section 5.07(b). Section 5.07(b) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(b) As of the date of the Amendment, (i) the Equity Commitment Letter has not been amended, supplemented or modified, in any respect, and (ii) the commitment contained in the Equity Commitment Letter has not been withdrawn, terminated or rescinded, in any respect. The Equity Commitment Letter, in the form so delivered, is (x) in full force and effect as of the date of the Amendment and (y) a valid and binding obligation of Parent, Merger Sub and/or Fertitta, as applicable. There are no conditions precedent or other contingencies related to the commitment contained in the Equity Commitment Letter, other than as set forth in the Equity Commitment Letter. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent, Merger Sub or Fertitta under any term or condition of the Equity Commitment Letter. To Parent’s Knowledge, there is no fact or occurrence existing on the date of the Amendment that (with or without notice, lapse of time, or both) would reasonably be expected to (w) make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate in any material respect, (x) result in any of the conditions in the Equity Commitment Letter not being satisfied, (y) cause the Equity Commitment Letter to cease to be in full force and effect, or (z) otherwise result in the funding contemplated by the Equity Commitment Letter not being available by the Outside Date in order to consummate the Transactions. Parent and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Equity Commitment Letter to be paid on or before the date of the Amendment, if any. Subject to the terms and conditions of each of the Equity Commitment Letter and this Agreement, the aggregate proceeds contemplated by the Equity Commitment Letter, including the cash and Shares to be contributed by Fertitta to Parent immediately prior to the Effective Time pursuant to the Equity Commitment Letter, together with the cash on hand of Parent, Merger Sub and the Company, including the proceeds from the Debt Financing, at the Effective Time, will be sufficient to pay the aggregate Merger Consideration and any other amounts required to be paid by Parent and Merger Sub in connection with the consummation of the Transactions.

Section 1.09 Amendment to Section 5.14(a). Section 5.14(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(a) As of the date of the Amendment, Parent does not have any Knowledge that any of the Company’s representations and warranties set forth in Article IV of this Agreement are inaccurate.

Section 1.10 Amendment to Section 7.01(c). The second sentence of Section 7.01(c) of the Merger Agreement is hereby amended by deleting such sentence in its entirety and replacing it with the following:

Unless the Board or Special Committee, as applicable, has withdrawn or modified its approval or recommendation of this Agreement as expressly permitted by Section 7.03, the Company, acting through the Special Committee if then in existence or otherwise by resolution of a majority of Disinterested Directors, shall (i) use commercially reasonable efforts to solicit the approval and adoption of this Agreement by the stockholders of the Company, including the approval and adoption of this Agreement by the holders of a majority of the then-outstanding shares of Company Common Stock not owned by any of the Defendants in the Delaware Litigation or any of their respective Affiliates (other than the Company and its Subsidiaries) and voted at the Special Meeting (the “Majority of the Minority Vote”) and (ii) include in the Proxy Statement (A) the Special Committee’s and the Board’s declaration of the fairness and advisability of this Agreement and the Board Recommendation, and (B) disclosure regarding the approval of the Special Committee and the Board.

Section 1.11 Amendment to Section 7.03(a). Section 7.03(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of the Amendment and continuing until 11:59 p.m., New York City time, on the 45th day after the date of the Amendment (as it may be extended pursuant to the proviso below, the “Go Shop Period End Date”), the Company will, directly or indirectly, under the direction of the Special Committee (which has been authorized to act on behalf of the Board and the Company with respect to any action permitted or contemplated by this Section 7.03), actively seek to: (i) initiate, solicit and encourage Acquisition Proposals, including by way of public disclosure and by way of providing access to non public information to any Person pursuant to one or more Acceptable Confidentiality Agreements; and (ii) enter into and maintain, or participate in, discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or the making of any Acquisition Proposals; provided, that the Go Shop Period End Date may be extended, if deemed necessary by the Special Committee, for a period of at least 15 days to permit additional due diligence to be conducted with respect to the Company. The Special Committee will cause letters to be sent to all Persons that have been contacted by the Special Committee or its Representatives in connection with the solicitation of Acquisition Proposals stating that all Acquisition Proposals will be considered by the Special Committee; provided, however, that any Acquisition Proposal must state the Person’s willingness to proceed without Fertitta and the Company’s senior management and may also include terms for an Acquisition Proposal that assumes Fertitta and the Company’s senior management continue with the Company. The Special Committee will provide Plaintiff’s counsel in the Delaware Litigation with information regarding all written and material oral communications with actual or potential bidders on a real time basis (i.e. in advance of communications, or within 24 hours thereof). The Company will, under the direction of the Special Committee, file a Current Report on Form 8-K within four Business Days after the date of the Amendment disclosing the pertinent details of the “go shop” process set forth in this Section 7.03.

Section 1.12 Amendment to Section 7.03(e). The proviso in Section 7.03(e) of the Merger Agreement is hereby amended by deleting such proviso in its entirety and replacing it with the following:

provided, however, that, in the case of clauses (i) and (ii) above, the Company shall not terminate this Agreement pursuant to Section 9.01(d)(ii) and any purported termination pursuant to Section 9.01(d)(ii) shall be void and of no force and effect, unless concurrently with such termination the Company reimburses Parent for its reasonable, documented Transaction Costs up to the Expense Reimbursement Amount pursuant to Section 9.03(b).

Section 1.13 Amendment to Section 7.03(f). Section 7.03(f) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(f) Subject to this Section 7.03, the Company shall not terminate, waive, amend or modify any material provision of any standstill or confidentiality agreement to which it is a party (including each Acceptable Confidentiality Agreement) that relates to a transaction of a type described in the definition of Acquisition Proposal; provided, however¸ that the Company will waive standstill provisions entered into with any Person having a potential interest in making an Acquisition Proposal (such Person, a “Potential Acquiror”) in order to permit Acquisition Proposals (other than hostile Acquisition Proposals or the purchase or sale of securities of the Company or any of its Subsidiaries from or to third parties in the open market) to be made through the Go Shop Period End Date, with such waiver to be effective until the Go Shop Period End Date; provided, further, that following the Go Shop Period End Date and prior to the Closing Date, the Company will permit requests for waivers of standstill provisions (other than with respect to hostile Acquisition Proposals or the purchase or sale of securities of the Company or any of its Subsidiaries from or to third parties in the open market) to be made by Potential Acquirors notwithstanding any restrictions to the contrary contained in any standstill or confidentiality agreement with the Company, and the Special Committee will determine, after consultation with outside counsel and in a manner consistent with its fiduciary duties, the extent of any such waivers to be granted.

Section 1.14 Amendment to Section 7.03. Section 7.03 of the Merger Agreement is hereby amended by inserting, immediately following Section 7.03(i), the following new Section 7.03(j):

(j) In order to create an active “go shop” process, the Company will reimburse the actual out-of-pocket costs incurred in connection with the due diligence investigation of the Company by up to two Potential Acquirors that submit to the Special Committee the highest Acquisition Proposals at a price in excess of $24.00 per share; provided, that, in the case of each such Potential Acquiror, (i) the Special Committee concludes that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal, (ii) the Special Committee concludes that such Potential Acquiror is reasonably likely to be capable, including from a financial perspective, of consummating such Superior Proposal, (iii) such Superior Proposal does not result in a consummated transaction, (iv) the maximum reimbursement amount shall be $500,000 per Potential Acquiror and (v) such reimbursement will be subject to the presentation of reasonably detailed invoices to the Company.

Section 1.15 Amendment to Section 7.10(a). Section 7.10(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(a) Voting of Fertitta Shares. Fertitta covenants and agrees that until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (the “Voting Agreement Termination”), at the Special Meeting or any other meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, Fertitta will vote, or cause to be voted, the 5,731,481 Fertitta Shares owned beneficially or of record by him and his Affiliates as of June 16, 2008, plus up to the first 300,000 Shares acquired upon exercise of his outstanding Company Stock Awards, provided all such Shares are held as of the record date for such meeting or consent, in favor of the adoption of this Agreement and the approval of the Merger and any actions required in furtherance thereof, as this Agreement may be modified or amended from time to time. Fertitta further covenants and agrees that, at the Special Meeting or any other meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, Fertitta will vote, or cause to be voted, all of the 3,162,674 Shares set forth on Section 7.10(b)(viii) of the Parent Disclosure Letter, plus up to the next 500,000 Shares acquired upon exercise of his outstanding Company Stock Awards (collectively, the “Excluded Fertitta Shares”), then owned beneficially or of record by him and his Affiliates, as of the record date for such meeting or consent, in such proportion as reflects the manner in which the Shares owned by stockholders of the Company other than Fertitta and his Affiliates are actually voted (with abstentions counted as “no” votes for purposes of calculating how the Excluded Fertitta Shares are voted), with respect to (i) the adoption of this Agreement and the approval of the Merger and any actions required in furtherance thereof, as this Agreement may be modified or amended from time to time, and (ii) any Acquisition Proposal that results in the termination of this Agreement. For purposes of this Section 7.10, the Company and its Subsidiaries shall not be deemed to be Affiliates of Fertitta.

Section 1.16 Amendment to Section 7.10(b). Section 7.10(b) of the Merger Agreement is hereby amended by adding “, except as otherwise contemplated by this Section 7.10” at the end of each of Section 7.10(b)(iv) and Section 7.10(b)(v).

Section 1.17 Amendment to Section 7.10(b). Section 7.10(b) of the Merger Agreement is hereby further amended by deleting the word “and” at the end of Section 7.10(b)(vi), deleting the period and replacing it with “; and” at the end of Section 7.10(b)(vii) and inserting, immediately following Section 7.10(b)(vii), the following new Section 7.10(b)(viii):

(viii) Section 7.10(b)(viii) of the Parent Disclosure Letter sets forth a complete and correct list of all Shares purchased by Fertitta, his Affiliates, his wife and children, and other members of his immediate family (as defined in Section 7.10(c)) and other Persons acting at Fertitta’s instruction, from June 16, 2008 through and including the date of the Amendment.

Section 1.18 Amendment to Article VII. Article VII of the Merger Agreement is hereby amended by inserting, immediately following Section 7.10, the following new Section 7.11.

SECTION 7.11 Litigation Settlement. In accordance with the Memorandum of Understanding for Partial Settlement and a Stipulation of Partial Settlement to be executed among the parties to the Delaware Litigation, Fertitta, Parent and Merger Sub agree to use their commercially reasonable efforts to achieve the dismissal with prejudice of Counts IV, V, VI, VII and VIII of the Second Amended Verified Class Action and Derivative Complaint, dated May 21, 2010 (the “Complaint”), filed in the Delaware Litigation.

Section 1.19 Amendment to Section 8.02(a). The proviso in Section 8.02(a) of the Merger Agreement is hereby amended by deleting such proviso in its entirety and replacing it with the following:

; provided, however, that neither Parent nor Merger Sub may assert that this condition has not been satisfied if the representation in Section 5.14(a) was inaccurate as of the date of the Amendment, unless the matters resulting in the inaccuracy of such representation as of the date of the Amendment would not in the aggregate reasonably be expected to have a Material Adverse Effect as of the Closing Date.

Section 1.20 Amendment to Section 8.02. Section 8.02 of the Merger Agreement is hereby amended by inserting, immediately following Section 8.02(c), the following new Section 8.02(d):

(d) Litigation Settlement. The partial settlement with respect to, and dismissal with prejudice of, Counts IV, V, VI, VII and VIII of the Complaint shall have been approved by the Court of Chancery of the State of Delaware, conditioned only on the closing of the Merger.

Section 1.21 Amendment to Section 9.01(b)(i). The definition of “Outside Date” set forth in Section 9.01(b)(i) of the Merger Agreement is hereby amended to be December 31, 2010.

Section 1.22 Amendment to Section 9.01(d)(ii). Section 9.01(d)(ii) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(ii) in accordance with Section 7.03(e), provided, however, that the Company shall not terminate this Agreement pursuant to this Section 9.01(d)(ii) (A) if the Company has materially breached any of its obligations under Section 7.03 and (B) unless the Company concurrently reimburses Parent for its reasonable, documented Transaction Costs, up to the Expense Reimbursement Amount, pursuant to Section 9.03(b);

Section 1.23 Amendment to Section 9.03(b). The paragraph immediately following Section 9.03(b)(iii) is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

then the Company shall reimburse Parent for its reasonable, documented Transaction Costs, up to the Expense Reimbursement Amount, in immediately available funds (x) within two (2) Business Days after the Termination Date, in the case of clause (i), (y) concurrently with such termination, in the case of clause (ii) and (z) upon the earlier of entry into the definitive agreement with respect to, or consummation of, the Acquisition Proposal, in the case of clause (iii) (in the case of clause (iii), other than any Expense Reimbursement Amount previously reimbursed pursuant to Section 9.02). For purposes of this Section 9.03(b), “Expense Reimbursement Amount” shall mean Parent’s reasonable, documented Transaction Costs, up to a maximum amount of $2,400,000, if the Acquisition Proposal that results in the action or event that forms the basis for such termination is submitted to the Company or the Special Committee or publicly disclosed or otherwise becomes generally known to the public before the Go Shop Period End Date. In all other instances, “Expense Reimbursement Amount” shall have the meaning set forth in Section 9.02(a)(i) of this Agreement. In no event shall the Company pay any Transaction Costs in excess of the applicable Expense Reimbursement Amount. Notwithstanding anything to the contrary contained in this Agreement, if this Agreement is terminated under any of the circumstances set forth in this Section 9.03(b) as a result of which Parent is entitled to receive reimbursement of its reasonable, documented Transaction Costs: (i) Parent’s right to receive reimbursement of its reasonable, documented Transaction Costs pursuant to this Section 9.03(b) shall be Parent’s sole and exclusive remedy against the Company or any of its Affiliates, stockholders, directors, officers, Employees, agents or Representatives for any loss, claim, damage, Liability or expense suffered as a result of the failure of any of the Transactions to be consummated; and (ii) upon payment of all amounts that are required to be paid pursuant to this Section 9.03(b), none of the Company or any of its Affiliates, stockholders, directors, officers, Employees, agents or Representatives shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions (other than any obligation to pay any amounts due pursuant to the second sentence of Section 9.03(d)). Notwithstanding anything to the contrary contained herein, the amount of any Transaction Costs paid to Parent pursuant to this Section 9.03(b) shall be credited against cash amounts, including amounts received as tax “gross-ups” under Section 280G and 4999 of the Code, otherwise due to Fertitta in the event of a Termination Following a Change of Control under the terms of the Employment Agreement, dated as of January 1, 2003, as amended, between the Company and Fertitta (the “Fertitta Employment Agreement”), and Fertitta’s right to receive all amounts due to him under the terms of the Fertitta Employment Agreement in the event of a Termination Following a Change of Control shall be unaffected by the terms and conditions of this Agreement, except as otherwise expressly set forth in this sentence.

Section 1.24 Amendment to Section 10.06(b). Section 10.06(b) is hereby amended by deleting such Section in its entirety and replacing it with the following:

(b)	For the avoidance of doubt, in the event that Section 9.02(a)(i), Section 9.03(b) or Section 9.03(c) become operative, any Expense Reimbursement Amount or Parent Termination Fee, as the case may be, paid in accordance with Section 9.02(a)(i), Section 9.03(b) or Section 9.03(c) shall be the sole and exclusive remedy of the other party to the extent set forth in such sections.

Section 1.25 Amendment to Company Disclosure Letter. Section 4.08 of the Company Disclosure Letter is hereby supplemented to add thereto the information set forth on Exhibit A hereto.

Section 1.26 Amendment to Parent Disclosure Letter.

(a) The Parent Disclosure Letter is hereby amended to add thereto Section 5.05 in the form attached hereto as Exhibit B.

(b) Section 5.07(a) of the Parent Disclosure Letter is hereby amended and restated in its entirety to read as set forth on Exhibit C hereto.

(c) The Parent Disclosure Letter is hereby amended to add thereto Section 7.10(b)(viii) in the form attached hereto as Exhibit D.

Section 1.27 General Provisions.

(a) Governing Law. This Amendment and any claim, controversy or dispute arising under or related to this Amendment, the relationship of the parties hereunder and/or the interpretation and enforcement of the rights and duties of the parties hereunder shall be governed by, construed and enforced in accordance with, the Laws of the State of Delaware without regard to the conflict of laws principles thereof.

(b) Counterparts.  This Amendment may be executed and delivered (including by facsimile transmission or .pdf format) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(c) No Other Amendments. Except as set forth herein, the terms and provisions of the Merger Agreement will remain in full force and effect in accordance with their terms. On or after the date of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment, and this Amendment shall be deemed to be a part of the Merger Agreement. Notwithstanding the foregoing, references to the date of the Merger Agreement, as amended hereby, “the date hereof” and “the date of this Agreement” shall continue to refer to November 3, 2009, and references to the date of the Amendment and “as of the date of the Amendment” shall refer to May 23, 2010.

[Signature page follows]IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

FERTITTA GROUP, INC.

By:
Name: Tilman J. Fertitta
Title: Chief Executive Officer and President

FERTITTA MERGER CO.

By:
Name: Tilman J. Fertitta
Title: Chief Executive Officer and President

LANDRY’S RESTAURANTS, INC.

By:
Name:
Title:

The undersigned hereby (i) agrees to be bound by the provisions of Sections 7.10 and
7.11 and Article X of the Merger Agreement, as amended by this Amendment, and (ii)
acknowledges and accepts the provisions set forth in the last sentence of Section 9.03(b)
of the Merger Agreement, as amended by this Amendment.

Tilman J. Fertitta